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Securities and Exchange

FEB 27 2017

RECEIVED

Securities and Exchange

FEB 27 2017

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68668

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeServ Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 38th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Sq. (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BS

OATH OR AFFIRMATION

I, Eugene Mannella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeServ Investment Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWIN MONTES
Notary Public - State of New York
No. 01MO6223960
Qualified in New York County
My Comm. Expires June 21, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

STATEMENT OF FINANCIAL CONDITION

HedgeServ Investment Services LLC
December 31, 2016
With Report of Independent Registered Public Accounting Firm
(Public)

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2016

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: (212) 773-3000
ey.com

Report of Independent Registered Public Accounting Firm

The Member of HedgeServ Investment Services LLC

We have audited the accompanying statement of financial condition of HedgeServ Investment Services LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HedgeServ Investment Services LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 22, 2017

A member firm of Ernst & Young Global Limited

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	133,778
Prepaid expenses		1,109
Total assets	$	134,887
Liabilities and member's equity		
Accounts payable and accrued expenses	$	29,130
Total liabilities		29,130
Member's equity		105,757
Total liabilities and member's equity	$	134,887

See notes to statement of financial condition.

HedgeServ Investment Services LLC

Notes to Statement of Financial Condition

December 31, 2016

1. Organization

HedgeServ Investment Services LLC (the "Company") was formed on April 22, 2010 in the State of Delaware and is 100% owned by HedgeServ Corporation ("HS Corp"). On April 19, 2011, the Company was registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity as a broker-dealer. The Company is a limited purpose broker-dealer which acts as a finder or placement agent for private placements of investment funds.

Because the Company does not hold customer funds or securities, it is exempt from requirement of SEC Rule 15c3-3 pursuant to section (k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expenses

Expenses related to the Company are expensed as incurred.

Revenue Recognition

Fees represent revenue generated from a contractual placement agreement in which the Company is appointed as principal underwriter for a family of funds. The terms of the agreement provide that the Company will earn minimum monthly revenue, in case no placement services are actually performed. The agreement can be terminated by either party by giving notice to the other party. Revenue from such appointment is recognized over the period during which the appointment is maintained. For the year ended December 31, 2016, all of the revenue was generated from a contractual agreement with one customer and there were no placement services provided to the one customer.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company's cash balance is held with one major financial institution in the United States. Cash deposited with banks is subject to credit risk, to the extent it is not covered by Federal deposit insurance. In the event of a bank's insolvency, the Company may be unable to recover some or all of its cash balances that are not covered by deposit insurance. Management believes the risk of loss from bank insolvency is minimal.

Income Taxes

The Company is a single member Delaware limited liability company and, as such, is disregarded for federal and state tax purposes. The Company is subject to New York City Unincorporated Business Tax ("UBT"); however, for the year ended December 31, 2016 there is no tax liability because the Company's hypothetical tax for 2016 would have been $2,723 which is less than $3,400, the Business Tax Credit based on UBT; therefore, the Company is allowed to offset the entire amount of the tax with the tax credit.

Recently Issued Accounting Pronouncements

Revenue Recognition

ASC 606, Revenue From Contracts With Customers, was issued jointly by the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") on May 28, 2014. In August 2015, the FASB issued an amendment which defers the effective date by one year. As a result of the amendment, public entities will be required to adopt the standard for annual reporting periods beginning after December 15, 2017. The Company is currently assessing the potential impact of adopting this accounting standard update.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the standard method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA.

3. Regulatory Requirements (continued)

The Rule requires the Company to maintain minimum net capital, based on the type of business conducted, of the greater of $5,000 or 6.667% of aggregate indebtedness, as defined in the Rule. At December 31, 2016, the Company had net capital of $104,648 which was $99,648 in excess of the minimum net capital required. The Company's aggregate indebtedness to net capital ratio was 0.28 to 1 as of December 31, 2016.

4. Related Party Transactions

The Company has an Expense Sharing Agreement with HS Corp dated on November 18, 2010. The payment terms are such that the Company pays to HS Corp $10,000 annually. The Expense Sharing Agreement was effective November 15, 2010 and automatically renews for successive 12-month terms without any further action by the parties unless terminated by either party upon not less than 30 days notice prior to the end of any such 12-month term.

5. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. At December 31, 2016, no litigation was pending against the Company and there were no known regulatory inquiries.

6. Member's Equity

The Company distributed $150,000 to HS Corp, its sole member, in 2016. At December 31, 2016, the balance of the Company's member's equity account is $105,757.

7. Subsequent Events

These financial statements were approved by management and available for issuance on February 22, 2017. Management has evaluated subsequent events, including the Company's ability to continue as a going concern, through this date and have noted that no material events have occurred.